SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13D-102)

     INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO RULES
     13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

OSI Systems, Inc.

(Name of Issuer)

Common Stock, no par value per share]

(Title of Class of Securities)

671044105

(CUSIP Number)

October 21, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [   ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
CUSIP NO. 671044105                                               Page 2 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Cavallo Capital Corp.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     New York
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            755,967 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                755,967 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     755,967 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.36%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP NO. 671044105                                               Page 3 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     Pine Ridge Financial Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [X]
     (See Item 6)                                             (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            755,967 (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                755,967 (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     755,967 (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     5.36%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
CUSIP NO. 671044105                                               Page 4 of 10
_____________________________________________________________________________
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

     First Investors Holding Co., Inc.
_____________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
     (See Item 6)                                           (b) [ ]
_____________________________________________________________________________
3    SEC USE ONLY
_____________________________________________________________________________
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     British Virgin Islands
_____________________________________________________________________________

NUMBER OF      5    SOLE VOTING POWER

SHARES              -0-
               ______________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER

OWNED BY            -0- (See Item 4)
               ______________________________________________________________
EACH           7    SOLE DISPOSITIVE POWER

REPORTING           -0-
               ______________________________________________________________
PERSON         8    SHARED DISPOSITIVE POWER

WITH                -0- (See Item 4)
_____________________________________________________________________________
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     -0- (See Item 4)
_____________________________________________________________________________
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                        [X]
_____________________________________________________________________________
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     0%(See Item 4)
_____________________________________________________________________________
12   TYPE OF REPORTING PERSON*

     CO
_____________________________________________________________________________

                                  Page 4 of 12

                                  SCHEDULE 13G
Item 1(a).        Name of Issuer:
                  OSI Systems, Inc. (the "Company").

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  12525 Chadron Avenue, Hawthorne, California 90250

Item 2(a).        Name of Persons Filing:
                  Cavallo Capital Corp. ("Cavallo")
                  Pine Ridge Financial Inc. ("Pine Ridge")
                  First Investors Holding Co., Inc. ("First Investors")

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  Cavallo:
                  660 Madison Avenue, 18th floor, New York, NY  10021.
                  Pine Ridge:
                  Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I,
                  Vanterpool Plaza,
                  P.O.Box 873, Road Town, Tortolla, BVI.
                  First Investors:
                  Gonzalez-Ruiz & Aleman (BVI) Limited, Wickhams Cay I,
                  Vanterpool Plaza,
                  P.O.Box 873, Road Town, Tortolla, BVI.

Item 2(c).        Citizenship:
                  Cavallo:
                  New York.
                  Pine Ridge:
                  British Virgin Islands.
                  First Investors:
                  British Virgin Islands.

Item 2(d).        Title of Class of Securities:
                  The Company's Common Stock, no par value (the "Common Stock").

Item 2(e).        CUSIP Number:
                  671044105

Item 3.           If this Statement Is Filed Pursuant to Rules 13d-1(b), or
                  13d-2(b) or (c), Check Whether the Persons Filing are a:

                  (a) [ ]  Broker or dealer registered under Section 15 of the
                           Exchange Act;
                  (b) [ ]  Bank as defined in Section 3(a)(6) of the Exchange
                           Act;
                  (c) [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act;
                  (d) [ ]  Investment company registered under Section 8 of the
                           Investment Company Act;
                  (e) [ ]  An investment advisor in accordance with Rule
                           13-d(b)(1)(ii)(E);
                  (f) [ ]  An employee benefit plan or endowment fund in
                           accordance with Rule 13d-1(b)(1)(ii)(F);
                  (g) [ ]  A parent holding company or control person in
                           accordance with Rule 13d-1(b)(1)(ii)(G);
                  (h) [ ]  A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
                  (i) [ ]  A church plan that is excluded from the definition of an investment company under
                           Section (c)(14) of the Investment Company Act;
                  (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

                  If this statement is filed pursuant to Rule 13d-1(c),
                  check this box.     [X]

                                  Page 5 of 10

Item 4.           Ownership.

                  Provide the following information regarding the aggregate
                  number and percentages of securities of the issuer identified in Item 1.

                  Cavallo:

                  (a)      Amount beneficially owned:
                           755,967 of Common Stock(1)

                  (b)      Percent of class:
                           5.363% (based on 12,831,783 of Common Stock
                           outstanding, as reported on the Company's
                           Schedule 14A filed on October 15, 2002,  plus
                           1,250,000 shares of Common Stock to be registred on
                           Form S-3).

                  (c)      Number of shares to which Cavallo has:

                           (i)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    755,967 shares of Common Stock(1)

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    755,967 shares of Common Stock

                  Pine Ridge:

                  (a)      Amount beneficially owned:
                           755,967 shares of Common Stock(2)

_______________

(1)  (A) Includes 755,967 shares of Common Stock owned by Pine Ridge, and (B)
     excludes (i) 168,750 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to Pine Ridge by the Company on
     October 21, 2002, (ii) 161,595 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to Pine Ridge by the
     Company on December 10, 2001 and (iii) 50,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to First
     Investors by the Company on December 10, 2001. The terms of the warrants preclude each holder from exercising its right with respect to its warrant if such exercise would result in such holder and its affiliates beneficially owning in excess of 4.999% or 9.999% of the outstanding shares of Common Stock following such exercise.

(2)  Excludes (i) 168,750 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to Pine Ridge by the Company on
     October 21, 2002, (ii) 161,595 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to Pine Ridge by the
     Company on December 10, 2001. The terms of the warrant preclude the holder from exercising its right with respect to its warrant if such exercise would result in such holder and its affiliates beneficially owning in excess of 4.999% or 9.999% of the outstanding shares of Common Stock following such exercise.

                                  Page 6 of 10

                  (b)      Percent of class:

                           5.36% (based on 12,831,783 shares of Common Stock
                           outstanding, as reported on the Company's Schedule
                           14A filed on October 15, 2002 plus 1,250,000 shares
                           of Common Stock to be registred on Form S-3).

                  (c)      Number of shares to which Pine Ridge has:

                           (1)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    755,967 shares of Common Stock.

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    755,967 shares of Common Stock.

                  First Investors:

                  (a)      Amount beneficially owned:
                           -0-(3)

                  (b)      Percent of class:
                           0%

                  (c)      Number of shares to which Pine Ridge has:

                           (i)      Sole power to vote or direct the vote:
                                    -0-

                           (ii)     Shared power to vote or direct the vote:
                                    -0- shares of Common Stock.

                           (iii)    Sole power to dispose or to direct the
                                    disposition of:
                                    -0-

                           (iv)     Shared power to dispose of or direct the
                                    disposition of:
                                    -0-
_______________
(3)  Excludes 50,000 shares of Common Stock issuable upon exercise of a common stock purchase warrant issued to First Investors by the Company on December
     10, 2001. The terms of the warrant preclude the holder from exercising its right with respect to its warrant if such exercise would result in such holder and its affiliates beneficially owning in excess of 4.999% or 9.999%
     of the outstanding shares of Common Stock following such exercise.

                                  Page 7 of 10

Item 5.           Ownership of Five Percent or Less of a Class:
                  Not applicable.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Pursuant to an investment management agreement between Pine
                  Ridge and Cavallo, Cavallo has the power to sell or vote on behalf of Pine Ridge, some or all of the shares of Common
                  Stock to which this report relates. Pursuant to an
                  investment management agreement between First Investors and
                  Cavallo, Cavallo has the power to sell or vote on behalf of
                  First Investors, some or all of the shares of Common Stock to which this report relates. As such, under Rule 13d 3(a),
                  Cavallo may be deemed to be the beneficial owner of shares owned by Pine Ridge and First Investors.

Item 7.           Identification and Classification of the Subsidiary Which
                  Acquired the Security Being Reported
                  By the Parent Holding Company.
                  Not applicable.

Item 8.           Identification and Classification of Members of the Group.
                  See the Joint Filing Agreement attached as an exhibit hereto.

Item 9.           Notice of Dissolution of a Group.
                  Not applicable.

Item 10.          Certification.
                  By signing below, the undersigned certifies that, to the
                  best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any
                  transaction having such purpose or effect.

                                  Page 8 of 10

                             JOINT FILING AGREEMENT

     In accordance with rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G, and all amendments thereto, and that such statement, and all amendments thereto, is made on behalf of each of them.

     IN WITNESS WHEREOF, the undersigned hereby executed this agreement on
October __, 2002.

                                  Cavallo Capital Corp.

                                  /s/ Avi Vigder
                                  -------------------------------------------
                                  Name:    Avi Vigder
                                  Title:   Managing Director

                                  Pine Ridge Financial Inc.

                                  By: Cavallo Capital Corp., Investment Manager

                                  /s/ Avi Vigder
                                  -------------------------------------------
                                  Name:    Avi Vigder
                                  Title:   Managing Director

                                  First Investors Holding Co., Inc.

                                  By: Cavallo Capital Corp., Investment Manager

                                  /s/ Avi Vigder
                                  -------------------------------------------
                                  Name:    Avi Vigder
                                  Title:   Managing Director

                                  Page 9 of 10

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October __, 2002

                                  Cavallo Capital Corp.

                                  /s/ Avi Vigder
                                  -------------------------------------------
                                  Name:    Avi Vigder
                                  Title:   Managing Director

                                  Pine Ridge Financial Inc.

                                  By: Cavallo Capital Corp., Investment Manager

                                  /s/ Avi Vigder
                                  -------------------------------------------
                                  Name:    Avi Vigder
                                  Title:   Managing Director

                                  First Investors Holding Co., Inc.

                                  By: Cavallo Capital Corp., Investment Manager

                                  /s/ Avi Vigder
                                  -------------------------------------------
                                  Name:    Avi Vigder
                                  Title:   Managing Director

                                  Page 10 of 10